VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Bank Street Telecom Funding Corp., Form S-1, No. 333-127238

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Bank Street Telecom Funding Corp., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

The Registrant no longer intends to proceed with a registered public offering of its securities. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registration Statement has not been declared effective and no securities have been sold in connection with the offering relating to such Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Bank Street Telecom Funding Corp., One Canterbury Green, 201 Broad St., 4th Floor, Stamford, CT 06901 and to Stuart Gelfond, Esq., at Fried Frank Harris Shriver and Jacobson, LLP, One New York Plaza, New York, NY 10004.

If any further information is required in connection with this matter, please contact Stuart Gelfond at (212) 859-8272.

Very truly yours,

Bank Street Telecom Funding Corp.

By:

      /s/ Richard Lukaj

Richard Lukaj

Chief Executive Officer